UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MER TELEMANAGEMENT SOLUTIONS LTD

(Name of Issuer)

Ordinary Shares, NIS 0.03 par value

(Title of Class of Securities)

M69676 209

(CUSIP Number)

April 20, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M69676 209	Schedule 13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS
Harmony Base, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
440,000 (*)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
440,000 (*)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,000 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.94% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(*) The securities reported herein are beneficially owned by (i) Harmony Base L.P., an Israeli limited partnership which is the sole holder of the securities, (ii) Value Base Hedge Fund Ltd., an Israeli company and the general partner of Harmony Base L.P, and (iii) Value Base Ltd., an Israeli company, which fully and directly owns Value Base Hedge Fund Ltd.. Value Base Ltd. is controlled by Victor Shamrich and Ido Nouberger.

(**) based on the Annual Report on form 20-F filed by the Issuer on May 17, 2021, which reflects 4,424,991 ordinary shares outstanding as of December 31, 2020.

CUSIP No. M69676 209	Schedule 13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS
Value Base Hedge Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
440,000 (*)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
440,000 (*)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,000 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.94% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) The securities reported herein are beneficially owned by (i) Harmony Base L.P., an Israeli limited partnership which is the sole holder of the securities, (ii) Value Base Hedge Fund Ltd., an Israeli company and the general partner of Harmony Base L.P, and (iii) Value Base Ltd., an Israeli company, which fully and directly owns Value Base Hedge Fund Ltd.. Value Base Ltd. is controlled by Victor Shamrich and Ido Nouberger.

(**) based on the Annual Report on form 20-F filed by the Issuer on May 17, 2021, which reflects 4,424,991 ordinary shares outstanding as of December 31, 2020.

CUSIP No. M69676 209	Schedule 13G	Page 4 of 8

1	NAMES OF REPORTING PERSONS
Value Base Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
440,000 (*)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
440,000 (*)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,000 (*)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.94% (*) (**)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) The securities reported herein are beneficially owned by (i) Harmony Base L.P., an Israeli limited partnership which is the sole holder of the securities, (ii) Value Base Hedge Fund Ltd., an Israeli company and the general partner of Harmony Base L.P, and (iii) Value Base Ltd., an Israeli company, which fully and directly owns Value Base Hedge Fund Ltd.. Value Base Ltd. is controlled by Victor Shamrich and Ido Nouberger.

(**) based on the Annual Report on form 20-F filed by the Issuer on May 17, 2021, which reflects 4,424,991 ordinary shares outstanding as of December 31, 2020.

CUSIP No. M69676 209	Schedule 13G	Page 5 of 8

Item 1.

(a)	Name of Issuer Mer Telemanagement Solutions Ltd (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 14 Hatidhar Street, P.O. Box 2112 Ra’anana 4366517, Israel

Item 2.

(a)
Name of Person Filing
This statement is filed on behalf of each of the following, which will be referred to hereinafter, individually as a “Reporting Person” and collectively as the “Reporting Persons”:
-          Harmony Base, Limited Partnership
-          Value Base Hedge Fund Ltd.
-          Value Base Ltd.

(b)	Address of the Principal Business Office of each of the Reporting Persons is: 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(c)	Place of Organization Each Reporting Person is organized under the laws of the State of Israel.

(d)	Title of Class of Securities Ordinary Shares, NIS 0.03 par value per share

(e)	CUSIP Number M69676 209

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4.  Ownership.

The ownership information presented below represents beneficial ownership of ordinary shares of the Issuer based on the Annual Report on form 20-F filed by the Issuer on May 17, 2021, which reflects 4,424,991 ordinary shares outstanding as of December 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Harmony Base, Limited Partnership	440,000	9.94%	440,000	0	440,000	0
Value Base Hedge Fund Ltd.	440,000	9.94%	440,000	0	440,000	0
Value Base Ltd.	440,000	9.94%	440,000	0	440,000	0

The securities reported herein are beneficially owned by (i) Harmony Base L.P., an Israeli limited partnership which is the sole holder of the securities, (ii) Value Base Hedge Fund Ltd., an Israeli company and the general partner of Harmony Base L.P., and (iii) Value Base Ltd., an Israeli company, which fully and directly owns Value Base Hedge Fund Ltd. Value Base Ltd. is controlled by Victor Shamrich and Ido Nouberger.

CUSIP No. M69676 209	Schedule 13G	Page 6 of 8

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M69676 209	Schedule 13G	Page 7 of 8

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2021
Date
/s/ Ido Nouberger /s/ Victor Shamrich
Harmony Base, Limited Partnership
By: Value Base Hedge Fund Ltd. acting as the general partner
Name: Ido Nouberger Victor Shamrich
Title: Director of GP Director of GP

/s/ Ido Nouberger /s/ Victor Shamrich
Value Base Hedge Fund Ltd.

By: Ido Nouberger Victor Shamrich
Title: Director Director

/s/ Ido Nouberger /s/ Victor Shamrich
Value Base Ltd.

By: Ido Nouberger Victor Shamrich
Title: CEO Chairman

CUSIP No. M69676 209	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.